UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TSAKOS ENERGY NAVIGATION LIMITED
(Name of Issuer)

Common Shares
(Title of Class of Securities)

G9108L108
(CUSIP Number)

September 25, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 of 11 pages

CUSIP No	G9108L108

1.	NAMES OF REPORTING PERSONS

AY Tank Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

9,934,805 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

9,934,805 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,934,805 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	Not Applicable.	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This Amendment No. 1 to the Schedule 13G filed on September 27, 2019 is being filed to correct a clerical error and not due to any change in beneficial ownership. Represents 9,934,805 common shares (based on a 9.99% beneficial ownership limitation and 89,512,701 common shares which we believe are outstanding based on our communications with the Issuer) issuable upon the conversion of 3,500,000 Series G Redeemable Convertible Perpetual Preferred Shares held by AY Tank Limited. The Series G Redeemable Convertible Perpetual Preferred Shares are convertible at a conversion rate as set forth in the Certificate of Designations of Series G Redeemable Convertible Perpetual Preferred Shares, a form of which was attached to the Share Purchase Agreement filed on Form 6-K with the SEC on September 23, 2019 (the “Certificate of Designations”).

(2)	Reflects a 9.99% beneficial ownership limitation pursuant to the Certificate of Designations.

2 of 11 pages

CUSIP No	G9108L108

1.	NAMES OF REPORTING PERSONS

OMP AY Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

9,934,805 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

9,934,805 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,934,805 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	Not Applicable.	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

(1)	Represents 9,934,805 common shares (based on a 9.99% beneficial ownership limitation and 89,512,701 common shares which we believe are outstanding based on our communications with the Issuer) issuable upon the conversion of 3,500,000 Series G Redeemable Convertible Perpetual Preferred Shares held by AY Tank Limited, a wholly owned subsidiary of OMP AY Holdings Limited. The Series G Redeemable Convertible Perpetual Preferred Shares are convertible at a conversion rate as set forth in the Certificate of Designations of Series G Redeemable Convertible Perpetual Preferred Shares, a form of which was attached to the Share Purchase Agreement filed on Form 6-K with the SEC on September 23, 2019 (the “Certificate of Designations”).

(2)	Reflects a 9.99% beneficial ownership limitation pursuant to the Certificate of Designations.

3 of 11 pages

CUSIP No	G9108L108

1.	NAMES OF REPORTING PERSONS

Offshore Merchant Partners Asset Yield Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

9,934,805 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

9,934,805 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,934,805 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	Not Applicable.	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

(1)	Represents 9,934,805 common shares (based on a 9.99% beneficial ownership limitation and 89,512,701 common shares which we believe are outstanding based on our communications with the Issuer) issuable upon the conversion of 3,500,000 Series G Redeemable Convertible Perpetual Preferred Shares held by AY Tank Limited, a wholly owned subsidiary of OMP AY Holdings Limited, which is a wholly owned subsidiary of Offshore Merchant Partners Asset Yield Fund, LP. The Series G Redeemable Convertible Perpetual Preferred Shares are convertible at a conversion rate as set forth in the Certificate of Designations of Series G Redeemable Convertible Perpetual Preferred Shares, a form of which was attached to the Share Purchase Agreement filed on Form 6-K with the SEC on September 23, 2019 (the “Certificate of Designations”).

(2)	Reflects a 9.99% beneficial ownership limitation pursuant to the Certificate of Designations.

4 of 11 pages

CUSIP No	G9108L108

1.	NAMES OF REPORTING PERSONS

OMP SICAV p.l.c.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

9,934,805 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

9,934,805 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,934,805 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	Not Applicable.	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

(1)	Represents 9,934,805 common shares (based on a 9.99% beneficial ownership limitation and 89,512,701 common shares which we believe are outstanding based on our communications with the Issuer) issuable upon the conversion of 3,500,000 Series G Redeemable Convertible Perpetual Preferred Shares held by AY Tank Limited, a wholly owned subsidiary of OMP AY Holdings Limited, which is a wholly owned subsidiary of Offshore Merchant Partners Asset Yield Fund, LP, of which OMP SICAV p.l.c. holds a controlling limited partnership interest. The Series G Redeemable Convertible Perpetual Preferred Shares are convertible at a conversion rate as set forth in the Certificate of Designations of Series G Redeemable Convertible Perpetual Preferred Shares, a form of which was attached to the Share Purchase Agreement filed on Form 6-K with the SEC on September 23, 2019 (the “Certificate of Designations”).

(2)	Reflects a 9.99% beneficial ownership limitation pursuant to the Certificate of Designations.

5 of 11 pages

CUSIP No	G9108L108

1.	NAMES OF REPORTING PERSONS

HitecVision VI, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

9,934,805 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

9,934,805 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,934,805 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	Not Applicable.	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

(1)	Represents 9,934,805 common shares (based on a 9.99% beneficial ownership limitation and 89,512,701 common shares which we believe are outstanding based on our communications with the Issuer) issuable upon the conversion of 3,500,000 Series G Redeemable Convertible Perpetual Preferred Shares held by AY Tank Limited, a wholly owned subsidiary of OMP AY Holdings Limited, which is a wholly owned subsidiary of Offshore Merchant Partners Asset Yield Fund, LP, of which OMP SICAV p.l.c. holds a controlling limited partnership interest. HitecVision VI, LP indirectly holds a controlling interest in OMP SICAV p.l.c. through two subsidiaries, that on their own, would not be required to be Reporting Persons. The Series G Redeemable Convertible Perpetual Preferred Shares are convertible at a conversion rate as set forth in the Certificate of Designations of Series G Redeemable Convertible Perpetual Preferred Shares, a form of which was attached to the Share Purchase Agreement filed on Form 6-K with the SEC on September 23, 2019 (the “Certificate of Designations”).

(2)	Percentage based on a 9.99% beneficial ownership limitation pursuant to the Certificate of Designations.

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CUSIP No	G9108L108

This Amendment No. 1 to the Schedule 13G filed on September 27, 2019 is being filed to correct a clerical error and not due to any change in beneficial ownership.

Item 1.	(a).	Name of Issuer:

TSAKOS ENERGY NAVIGATION LIMITED (the “Issuer”)

(b).	Address of Issuer's Principal Executive Offices:

367 Syngrou Avenue 175 64 P. Faliro Athens, Greece

Item 2.	(a).	Name of person filing:

AY Tank Limited

OMP AY Holdings Limited

Offshore Merchant Partners Asset Yield Fund, LP

OMP SICAV p.l.c.

HitecVision VI, LP

AY Tank Limited is a wholly owned subsidiary of OMP AY Holdings Limited, which is a wholly owned subsidiary of Offshore Merchant Partners Asset Yield Fund, LP, of which OMP SICAV p.l.c. holds a controlling limited partnership interest. HitecVision VI, LP indirectly holds a controlling interest in OMP SICAV p.l.c. through two subsidiaries, that on their own, would not be required to be Reporting Persons.

(b).	Address of principal business office, or if none, residence:

AY Tank Limited Central North Business Centre, Level 1, Sqaq Il-Fawwara Sliema SLM 1670 Malta

(c).	Citizenship:

	AY Tank Limited	Malta
	OMP AY Holdings Limited	Malta
	Offshore Merchant Partners Asset Yield Fund, LP	Guernsey
	OMP SICAV p.l.c.	Malta
	HitecVision VI, LP	Guernsey

(d).	Title of class of securities:

Common Shares

(e).	CUSIP No.:

G9108L108

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CUSIP No	G9108L108

Item 3.	If This Statement is filed pursuant to Rules 240.13d-1(b), or 13d-2(b), or (c), check whether the person filing is a: Not applicable

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☒	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Registered Collective Investment Scheme

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for the Reporting Persons and is incorporated herein by reference.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Not applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
Not applicable

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CUSIP No	G9108L108

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
Not applicable

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.
Please refer to Item 2(a)

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
Not applicable

Item 10.	Certification.

Not applicable

9 of 11 pages

CUSIP No	G9108L108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 21, 2019
Date

AY TANK LIMITED

By: /s/ Fredrik K. Abrahamsen
Name: Fredrik K. Abrahamsen
Title: Director

OMP AY HOLDINGS LIMITED

By: /s/ Fredrik K. Abrahamsen
Name: Fredrik K. Abrahamsen
Title: Director

Offshore Merchant Partners Asset Yield Fund, LP, By its general partner, OMP Asset Yield General Partner, LP, By its general partner, OMP Asset Yield (GP) Limited

By: /s/ Espen Tørvold Guldbrandsen
Name: Espen Tørvold Guldbrandsen
Title: Director

OMP SICAV P.L.C.

By: /s/ Espen Tørvold Guldbrandsen
Name: Espen Tørvold Guldbrandsen
Title: Director

HITECVISON VI, LP, By its general partner, HitecVision VI General Partner, LP, By its general partner, HitecVision VI (GP) Limited

By: /s/ Rob Jones
Name: Rob Jones
Title: Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties for whom copies are to be sent.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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CUSIP No	G9108L108

Exhibit A

AGREEMENT

The undersigned hereby consent to the filing by any of them of a Statement on Schedule 13G and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of TSAKOS ENERGY NAVIATION LIMITED and affirm that this Schedule 13G is being filed on behalf of each of the undersigned.

October 21, 2019
Date

AY TANK LIMITED

By: /s/ Fredrik K. Abrahamsen
Name: Fredrik K. Abrahamsen
Title: Director

OMP AY HOLDINGS LIMITED

By: /s/ Fredrik K. Abrahamsen
Name: Fredrik K. Abrahamsen
Title: Director

OMP Asset Yield (GP) Limited
as general partner of OMP Asset Yield General Partner, LP
as general partner of Offshore Merchant Partners Asset Yield Fund, LP

By: /s/ Espen Tørvold Guldbrandsen
Name: Espen Tørvold Guldbrandsen
Title: Director

OMP SICAV P.L.C.

By: /s/ Espen Tørvold Guldbrandsen
Name: Espen Tørvold Guldbrandsen
Title: Director

HitecVision VI (GP) Limited
as general partner of HitecVision VI General Partner, LP
as general partner of HITECVISION VI, LP

By: /s/ Rob Jones
Name: Rob Jones
Title: Director

11 of 11 pages